UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42601

GIBO HOLDINGS LIMITED

(Exact name of registrant as specified in its charter)

3A-1A, Menara Khuan Choo, Jalan Raja Chulan

Bukit Bintang, 50200

Kuala Lumpur, Malaysia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Change in the Board of Directors and Board Committees

Change in the Board of Directors

On September 15, 2026, each of Ms. Bee Lian Ooi and Ms. Li Noi Chia tendered resignation from the director position and her respective committee role on the board of directors (the “Board”) of GIBO Holdings Limited (the “Company”), effective September 15, 2026. None of the resignations of Ms. Bee Lian Ooi and Ms. Li Noi Chia were based on any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

On September 15, 2026, the Board approved the appointment of Ms. You Shim Ban and Ms. Yi Theng Teh, each as an independent director of the Board, effective September 15, 2026. Neither Ms. Ban nor Ms. Teh has a family relationship with any director or executive officer of the Company, or was involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

Ms. You Shim Ban has served as the chief operating officer in SecIron, a provider of mobile app security solutions, since July 2019, where she leads business growth, strategic partnerships, enterprise sales and operational management across multiple countries. Since June 2023, Ms. Ban has also served as the far east director at Stampede Solutions, a Malaysia-based financial technology solutions provider, in charge of leading strategic growth and market expansion activities across Hong Kong and Taiwan and developing and managing key accounts, distribution partnerships and regional go-to-market programs. In May 2024, Ms. Ban founded Enclav, a company providing mobile security and identity verification services. Since May 2018, Ms. Ban has served as the chief operating officer in HyperG Smart Security Technology Pte Ltd., a technology company specializing in B2B cybersecurity and smart IoT infrastructure. From September 2014 to May 2018, Ms. Ban served as a regional general manager in SecNeo, a mobile application security company, in charge of overseas expansion initiatives into the U.S. and Hong Kong markets and managing operations in southwest China. Earlier in her career, Ms. Ban worked as a business development manager at GM Tech Consulting Ltd and a distribution channel account representative for Dell Technologies. Ms. Ban received her bachelor’s degree in finance and economics from Sheffield Hallam University in 2012.

Ms. Yi Theng Teh joined LA Louie Holding Sdn Bhd, a Malaysia-based management consultancy services company, in January 2025 and was promoted to the company’s assistant director of finance in September 2025, where she has been in charge of financial leadership and strategy, budgeting and forecasting, corporate transactions, audit and compliance, tax compliance, financial reporting and analysis, intercompany operations and cash and cost management. From May 2024 to December 2024, Ms. Teh served as the senior accounts executive in ZY Sales & Distribution Sdn Bhd. Ms. Teh received her Bachelor of Arts in accounting and finance from Segi College Kuala Lumpur in 2020.

As a result of the aforementioned changes, the Board is currently comprised of five members, including Mr. Chun Yen “Dereck” Lim, Mr. Jing Tuang “Zelt” Kueh, Ms. You Shim Ban, Ms. Yi Theng Teh and Mr. Peter Ban. The audit committee of the Board consists of Ms. Yi Theng Teh, Ms. You Shim Ban and Mr. Peter Ban, and is chaired by Ms. Yi Theng Teh. Ms. Yi Theng Teh also qualifies as an “audit committee financial expert” as defined by SEC rules. The compensation committee of the Board consists of Mr. Peter Ban, Ms. You Shim Ban and Ms. Yi Theng Teh, and is chaired by Mr. Peter Ban. The nominating and corporate governance committee of the Board consists of Ms. You Shim Ban, Ms. Yi Theng Teh and Mr. Peter Ban, and is chaired by Ms. You Shim Ban.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 17, 2026

GIBO Holdings Limited

By:	/s/ Jing Tuang “Zelt” Kueh
Name:	Jing Tuang “Zelt” Kueh
Title:	Chief Executive Officer